Filed Under Rule 433 File No. 333-137101

Final Term Sheet

Issuer:	SunTrust Banks, Inc.

Title of Security:	Depositary Shares, each representing a 1/4000th interest in a share of Perpetual Preferred Stock, Series A.

Number of Depositary Shares:	20,000,000 Depositary Shares (representing an aggregate of 5,000 shares of Perpetual Preferred Stock, Series A).

Aggregate Liquidation Preference:	$500,000,000 ($100,000 per share of Perpetual Preferred Stock, Series A, equivalent to $25 per Depositary Share).

Dividend Rate:	A rate per annum equal to the greater of (1) three-month LIBOR for the related dividend period plus 0.53% and (2) 4%.

Dividend Payment Dates:	The 15th day of March, June, September and December each year, commencing December 15, 2006.

Non-Cumulative Dividends:	Dividends will automatically become non-cumulative immediately upon the effective date of an amendment to SunTrust’s articles of incorporation permitting non-cumulative preferred stock dividends, expected to occur in April 2007. Following the effective date of that amendment, dividends will not cumulate and SunTrust will have no obligation to pay any undeclared and unpaid dividends applicable to any period prior to that date.

Redemption:	On or after the dividend payment date occurring in September 2011, at $25 per Depositary Share plus any declared and unpaid dividends.

Voting Rights:	None, except with respect to certain changes in the terms of the Perpetual Preferred Stock, Series A, and in the case of certain dividend non-payments.

Trade Date:	September 5, 2006.

Expected Settlement Date:	T+5; September 12, 2006.

Initial Offering Price to the Public:	$25 per Depositary Share.

Purchase Price by Underwriters:	$24.5 per Depositary Share.

Net Proceeds (before expenses) to the Issuer:	$490,000,000.

CUSIP:	867914 50 9.

Anticipated Ratings:	A- by Standard & Poor’s Ratings Services, A2 by Moody’s Investors Service, Inc. and A by Fitch Ratings, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Listing:	Application will be made to list on NYSE within 30 days of settlement under the symbol “STI PrA”.

Joint Book-Runners and Joint Structuring Coordinators:	Goldman, Sachs & Co. SunTrust Capital Markets, Inc.

Joint Book-Runner:	Morgan Stanley & Co. Incorporated

Co-Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities Inc. Lehman Brothers Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.